Dave Neville
Attorney at Law                             Telephone: (805) 640-6468
111 West Topa Topa Street                   Facsimile:  (805) 669-4462
Ojai, California 93023                      Email: dave_n@scglobal.net

June 14, 2006

Securities and Exchange Commission          BY FACSIMILE
Division of Corporate Finance               TOTAL NO. OF PAGES: 9
Washington, D.C. 20549                      FAX NO.: 202-942-9516
Attn: Babette Cooper

         Re:      National Healthcare Technology, Inc.
                  Form 8-K
                  Filed May 25, 2006

Dear Ms. Cooper:

I write to respond to your comments in your letter dated June 2, 2006 in regards to the abovereferenced matter.

Comment 1 and 2

The following paragraph has been added:

         These errors in the Company's Form 10-QSB for the three months ended September 30, 2006, and their effect on our financial statements were discussed between the Company's chief executive officer and the Company's independent accountant during the audit of the Company's 10-KSB. Though the full extent of the errors were not realized until the Form 10-KSB for the year ended December 31, 2005, was completed, management had concluded by May 16, 2006, that the financial statements included in the Company's 10-QSB for the period ended September 30, 2005, should not be relied upon and would need to be restated.

Comment 3

The following description of the errors discovered prompting the filing of the 8-K have been added:

         A. The Company did not correctly record the liabilities assumed in the reverse merger of $200,000 in the period ended September 30, 2005.

         B. The Company incorrectly record $278,800 of advances from a related party in the period ended September 30, 2005.

         C. The Company incorrectly recorded $98,912 of deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the period ended September 30, 2005.

         D. The Company failed to record certain technology license royalty expenses of $1,764 in the period ended September 30, 2005.

         E. The Company failed to accrue $45,000 of professional fees in the period ended September 30, 2005.

         F. The Company incorrectly reported equity transfers of common stock and made incorrect warrant expense entries in the period ended September 30, 2005.

Comment 4

The Company's 10-QSB/A for the three months ended September 30, 2005 and for the period from January 27, 2005 (inception) through September 30, 2005 was filed on June 8, 2006.

A statement from the Company acknowledging the items requested in your letter is attached hereto.

Very truly yours,

/s/ Dave Neville
----------------

DLN\dn

     I, Ross Lyndon-James, the Chief Executive Officer of National Healthcare Technology, Inc. (the "Company") do hereby acknowledge the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 14, 2006

/s/ Ross Lyndon-James
-------------------------
Ross Lyndon-James
Chief Executive Officer
National Healthcare Technology, Inc.